RICHARDSON & PATEL LLP
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                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                                                     May 2, 2005

VIA EDGAR AND COURIER
---------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549
Attn.:   Jonathon E. Gottlieb, Esq.
         Mark Webb, Esq.

         Re:      Bio-Bridge Science, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-121786

Messrs. Gottlieb and Webb:

         We enclose herewith clean and marked copies of Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto. In response to the staff of the Securities and Exchange Commission's letter dated January 28, 2005, we believe that the marked copies accurately show all additions and deletions from the initial Registration Statement.

         Should you have any questions or comments regarding the enclosed documents, please do not hesitate to contact the undersigned by telephone at
(310) 208-1182, or by facsimile at (310) 208-1154.

                                                     Very truly yours,


                                                     /s/ Dorothy B. Vinski
                                                     Dorothy B. Vinski

Enclosures

cc:      Dr. Liang Qiao (w/o encls.)
         Bio-Bridge Science, Inc.

         Michael Donahue, Esq. (w/o encls.)
         Richardson and Patel LLP